
07077361


SEC MAIL PROCESSING
RECEIVED
SEP 1 8 2007
WASH, D.C.
182
SECTION

# UNIVERSAL SECURITY INSTRUMENTS, INC.



BEST AVAILABLE COPY



# 2007 ANNUAL REPORT

UNIVERSAL®

**Board of Directors and Executive Officers**

Harvey Grossblatt
*Director*
*President and Chief Executive Officer*

Cary Luskin
*Director*
*President, The Big Screen Store, Inc.*

Ronald A. Seff, M.D.
*Director*
*Ophthalmologist*

Howard Silverman, Ph.D.
*Director*
*Mental Health Consultant*

James B. Huff
*Chief Financial Officer, Secretary and Treasurer*

**Universal Security Instruments, Inc.**
**Consolidated Subsidiaries:**

USI Oberlin Limited

USI ELECTRIC, INC.
Ronald Lazarus
*President*

International Conduits, Ltd.
Steve G. Kempf
*President*

---

**Form 10-K**
**The Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be provided to Shareholders without charge by writing to: Shareholder Relations Department, Universal Security Instruments, Inc., 7-A Gwynns Mill Court, Owings Mills, Maryland 21117 USA.**

---

**Market Data**
American Stock Exchange - UUU

**Transfer Agent**
Registrar and Transfer Company
Cranford, New Jersey

**Independent Registered Public Accounting Firm**
Grant Thornton LLP
Baltimore, Maryland

**Counsel**
Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
Baltimore, Maryland

## TO OUR SHAREHOLDERS, EMPLOYEES AND FRIENDS


USI
Founded
in
1969

Dear Partners/Shareholders:

Your Universal Security Instruments, Inc. management team is pleased to report that our fiscal year ended March 31, 2007, marked our fourth consecutive year of record earnings and our second consecutive year of record sales.

For the 12 months ended March 31, 2007, your Company's sales rose 24% to $35,823,575 from $28,894,101 and net earnings rose 20% to $5,533,258 or $2.31 per basic share ($2.23 per diluted share) compared to $4,600,352, or $2.06 per basic share ($1.89 per diluted share) for the same period last year. Included in the year end results for March 31, 2007 was income tax expense of $1,321,299 compared to a tax benefit of $96,500 at March 31, 2006.

We could not have accomplished these record results without the help of our Hong Kong partners, who produced the highest sales and earnings in our Joint Venture's history. In the fiscal year ended March 31, 2007, sales rose 66% to $41,151,055 compared to $24,811,790 and earnings rose 101% to $8,377,365 from $4,160,935.

We anticipated the softening of the housing market, and implemented a two-part strategy to offset a potential decline resulting from a reduced number of housing starts. Our plan was to: (1) diversify our product offering to reduce our exposure to the fluctuations of the residential housing market, and (2) increase our market share in the retail/home center market.

We fulfilled the first part of this strategy in October 2006 by purchasing a two-thirds interest in International Conduit Ltd. (Icon), a Canadian based manufacturer of steel conduit and tubing products. Icon also sells related security products to the electrical distribution trade in Canada and purchases many of these products from Universal Security Instruments. Steel conduit is used to protect wiring in commercial and industrial buildings. According to the U.S. Department of Commerce and the U.S. Census Bureau, the market for steel electrical conduit was in excess of $1.2 billion in 2005. We view our entry into the steel conduit business as a long-term strategic investment that can effectively leverage our existing sales and distribution relationships in this substantial market.

In addition to the initial cost to acquire Icon with its Ontario based steel mill, Universal invested in a second steel mill which became operational in June. We expect that this additional capacity will triple our steel conduit manufacturing capabilities and allow us to follow through on our strategy and leverage our existing electrical distribution network. Although our Icon investment resulted in a loss of $570,961 during our 2007 fiscal year, we expect Icon will become profitable in the second half of our 2008 fiscal year.

We approached the second part of our strategy by focusing our attention on the home center business. In January 2007, we began our first shipments to The Home Depot, which now sells several of our smoke alarm products nationwide.

We were also very pleased to note that *Fortune Small Business* magazine raised our ranking from #90 last year to #56 this year in their annual list of the 100 Fastest Growing Small Public Companies in the United States.

## TO OUR SHAREHOLDERS, EMPLOYEES AND FRIENDS CONTINUED

UNIVERSAL

Your management team continues to evaluate new product opportunities capable of continuing your Company's growth. We are continually driven by our commitment to increase shareholder value through long-term thinking and strategic investments. It was our pleasure to report to you last year that a $10,000 investment in our stock on October 22, 2001 would have been worth $284,995, and take this opportunity to note that such an investment would be worth approximately $540,000 today, a 79% increase.

We wish to thank our many associates, who dedicate themselves to improving efficiency for the benefit of our customers. Without their dedicated effort, we would not have achieved our record-setting results. We also want to thank our many customers who have been the key to our growth. We wish to again acknowledge our Hong Kong partners who have played such a significant role in our success. We want to express our appreciation to our Board of Directors for their guidance and leadership as well.

Lastly and most importantly, we want to thank our partners/shareholders for your steadfast support. We remain focused and determined to maximize shareholder value. We invite you to contact us at any time and look forward to sharing additional news in the coming year.

Respectfully,



Harvey B. Grossblatt
President and CEO



Ron Lazarus
President, USI ELECTRIC

August 2, 2007

Universal Security Instruments, Inc. ("we" or "the Company") designs and markets a variety of popularly-priced safety products consisting primarily of smoke alarms, carbon monoxide alarms and related products. Most of our products require minimal installation and are designed for easy installation by the consumer without professional assistance, and are sold through retail stores. We also market products to the electrical distribution trade through our wholly-owned subsidiary, USI Electric, Inc. ("USI Electric"). The electrical distribution trade includes electrical and lighting distributors as well as manufactured housing companies. Products sold by USI Electric usually require professional installation.

In 1989 we formed a limited liability company under the laws of Hong Kong, as a joint venture with a Hong Kong-based partner to manufacture various products in the Peoples Republic of China (the "Hong Kong Joint Venture"). We currently own a 50% interest in the Hong Kong Joint Venture and are a significant customer of the Hong Kong Joint Venture (46.38% and 49.60% of its sales during fiscal 2007 and 2006 respectively), with the balance of its sales made to unrelated customers worldwide.

During the third quarter of fiscal 2007, we formed 2113824 Ontario, Inc., a wholly-owned subsidiary of the Company, under the laws of the Province of Ontario, Canada for the purpose of acquiring a majority interest in two Canadian corporations. In October 2006, 2113824 Ontario, Inc. acquired two-thirds of the issued and outstanding capital stock of International Conduits, Ltd. (Icon) and Intube, Inc. (Intube). Icon and Intube are based in Toronto, Canada and manufacture and distribute electrical mechanical tubing (EMT) steel conduit. Icon also sells home safety products, primarily purchased from USI, in the Canadian market. The primary purpose of the Icon and Intube acquisition is to expand our product offerings to include EMT steel conduit, and to provide this product and service to the commercial construction market. On April 2, 2007, Icon and Intube were amalgamated (merged) under the laws of the Province of Ontario, Canada to form one corporation. All future operations of the Canadian subsidiaries are combined under International Conduits, Ltd. (Icon).

We import all of our products from various foreign suppliers. For the fiscal year ended March 31, 2007, approximately 65.04% of our purchases were imported from the Hong Kong Joint Venture and 4.90% of our purchases were imported from our Canadian subsidiaries.

Our sales for the year ended March 31, 2007 were $35,823,575 compared to $28,894,101 for the year ended March 31, 2006, an increase of approximately 23.98%. We reported net income of $5,533,258 in fiscal 2007 compared to net income of $4,600,352 in fiscal 2006, an increase of 20.28%. Included in the fiscal 2007 results are $4,200,921 in sales and a $570,961 net loss by our newly acquired Canadian operations.

The Company was incorporated in Maryland in 1969. Our principal executive office is located at 7-A Gwynns Mill Court, Owings Mills, Maryland 21117, and our telephone number is 410-363-3000. Information about us may be obtained from our website www.universalsecurity.com. Copies of our Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, are available free of charge on our website as soon as they are filed with the Securities and Exchange Commission (SEC) through a link to the SEC's EDGAR reporting system. Simply select the "Investor Relations" menu item, then click on the "SEC Filings" link. The SEC's EDGAR reporting system can also be accessed directly at www.sec.gov.

***Safety Products***

We market a line of residential smoke alarms under the trade names "USI Electric" and "UNIVERSAL" both of which are manufactured by the Hong Kong Joint Venture.

Our line of smoke alarms consists of battery, electrical and electrical with battery backup alarms. Our products contain different types of batteries with different battery lives, and some with alarm silencers. The smoke alarms marketed to the electrical distribution trade also include hearing impaired and heat alarms with a variety of additional features. We also market outdoor floodlights under the name "Lite Aide(TM)," carbon monoxide alarms, door chimes and ground fault circuit interrupter (GFCI) units.

Our wholly-owned subsidiary, USI Electric. Inc., focuses its sales and marketing efforts to maximize safety product sales, especially smoke alarms and carbon monoxide alarms manufactured by our Hong Kong Joint Venture and marketed to the electrical distribution and retail trade.

*EMT Steel Conduit*

Icon manufactures mechanical steel tubing at its Toronto, Canada facility. Mechanical steel tubing is used for a variety of purposes, including EMT steel conduit, steel fencing, and as a component part of various other products. In Canada, EMT steel conduit is marketed principally through Icon's electrical distribution network to the commercial construction market. Sales of steel fencing and other mechanical steel tubing products are marketed directly by Icon's sales force. In the United States, EMT conduit is marketed principally through the Company's electrical distribution network to the commercial construction market.

*Import Matters*

We import all of our products. As an importer, we are subject to numerous tariffs which vary depending on types of products and country of origin, changes in economic and political conditions in the country of manufacture, potential trade restrictions and currency fluctuations. We have attempted to protect ourself from fluctuations in currency exchange rates to the extent possible by negotiating commitments in U.S. dollars.

Our inventory purchases are also subject to delays in delivery due to problems with shipping and docking facilities, as well as other problems associated with purchasing products abroad. Substantially all of our safety products, including products we purchase from our Hong Kong Joint Venture, are imported from the People's Republic of China. Mechanical steel tubing manufactured for us by Icon is imported by land transport from Canada.

*Sales and Marketing; Customers*

We sell our products to various customers, and our total sales market can be divided generally into three categories; sales by the Company, sales by our USI Electric subsidiary, and sales by Icon.

The Company markets our products to retailers, including wholesale distributors, chain, discount, television retailers and home center stores, catalog and mail order companies and to other distributors ("retailers"). Our products have historically been retailed to "do-it-yourself" consumers by these retailers. We do not currently market any significant portion of our products directly to end users.

The Company's retail sales are made directly by our employees and by approximately 17 independent sales organizations who are compensated by commissions. Our agreements with these sales organizations are generally cancelable by either party upon 30 days notice. We do not believe that the loss of any one of these organizations would have a material adverse effect upon our business. Sales which are made directly by us are effected by our officers and full-time employees, seven of whom are also engaged in sales, management and training. Sales outside the United States, are made by our officers and through exporters, and amounted to less than 5.0% of total sales in the fiscal years ended March 31, 2007 and 2006.

In recent years, no one customer amounted to 10% of our total sales. During the fourth quarter of fiscal 2007, we began selling home safety products to The Home Depot, Inc., a major national home improvement retailer, and total sales to Home Depot for fiscal 2007 represented approximately 11% of our revenues.

Our USI Electric subsidiary markets our products to the electrical distribution trade (primarily electrical and lighting distributors and manufactured housing companies). USI Electric has established a national distribution system with 12 regional stocking warehouses throughout the United States which generally enables customers to receive their orders the next day without paying for overnight freight charges. USI Electric engages sales personnel from the electrical distribution trade and has engaged 27 independent sales organizations which represent approximately 230 sales representatives, some of which have warehouses where USI Electric products are maintained by our sales representatives for sale.

We also market our products through our own sales catalogs and brochures, which are mailed directly to trade customers, and our website. Our customers, in turn, may advertise our products in their own catalogs and brochures and in their ads in newspapers and other media. We also exhibit and sell our products at various trade shows, including the annual National Hardware Show.

Our Icon Canadian subsidiary markets its EMT conduit, other manufactured tubing products and related security products to the electrical distribution trade utilizing its internal sales force and independent representatives.

Our backlog of orders believed to be firm as of March 31, 2007 was approximately $2,219,435. Our backlog as of March 31, 2006 was approximately $2,996,000. This decrease in backlog is primarily due to a reduction in the backlog of orders we had for ground fault circuit interrupters at March 31, 2006 in advance of new regulations affecting these devices which went into effect July 28, 2006, partially offset by our addition of Icon's backlog for mechanical tubing.

*Hong Kong Joint Venture*

We have a 50% interest in the Hong Kong Joint Venture which has manufacturing facilities in the People's Republic of China, for the manufacturing of certain of our electronic and electrical products.

We believe that the Hong Kong Joint Venture arrangement will ensure a continuing source of supply for a majority of our safety products at competitive prices. During fiscal year 2007, 65.04% of our total inventory purchases were made from the Hong Kong Joint Venture. The products produced by the Hong Kong Joint Venture include smoke alarms and carbon monoxide alarms. Changes in economic and political conditions in China or any other adversity to the Hong Kong Joint Venture will unfavorably affect the value of our investment in the Hong Kong Joint Venture and would have a material adverse effect on the Company's ability to purchase products for distribution.

Our purchases from the Hong Kong Joint Venture represented approximately 46% of the Hong Kong Joint Venture's total sales during fiscal 2007 and 50% of total sales during fiscal 2006, with the balance of the Hong Kong Joint Venture's sales being primarily made in Europe and Australia, to unrelated customers. The Hong Kong Joint Venture's sales to unrelated customers are $22,065,702 in fiscal 2007 and $12,506,135 in fiscal 2006. Please see Note D of the Financial Statements for a comparison of annual sales and earnings of the Hong Kong Joint Venture.

*Other Suppliers*

Certain private label products not manufactured for us by the Hong Kong Joint Venture are manufactured by other foreign suppliers. We believe that our relationships with our suppliers are good. We believe that the loss of our ability to purchase products from the Hong Kong Joint Venture would have a material adverse effect on the Company. The loss of any of our other suppliers would have a short-term adverse effect on our operations, but replacement sources for these other suppliers could be developed.

*Competition*

In fiscal year 2007, sales of safety products accounted for substantially all of our total sales. In the sale of smoke alarms, we compete in all of our markets with First Alert, Firex and Kidde Safety. In the sale of GFCI units, we compete in all our markets with Leviton Manufacturing Co., Inc., Pass & Seymour, Inc., Cooper Wiring Devices and Hubbell, Inc. All of these companies have greater financial resources and financial strength than we have. We believe that our safety products compete favorably in the market primarily on the basis of styling, features and pricing.

The safety industry in general involves changing technology. The success of our products may depend on our ability to improve and update our products in a timely manner and to adapt to new technological advances.

*Employees*

As of March 31, 2007, including the employees or our consolidated Canadian subsidiaries, we had 34 employees, 16 of whom are engaged in administration and sales, and the balance of whom are engaged in product development, manufacturing and servicing. Our employees are not unionized, and we believe that our relations with our employees are satisfactory.

## MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES


UNIVERSAL

Our common stock, $.01 par value (the "Common Stock") trades on the American Stock Exchange under the symbol UUU.

As of June 20, 2007, there were 196 record holders of the Common Stock. The closing price for the Common Stock on that date was $32.00. We have not paid any cash dividends on our common stock, and it is our present intention to retain all earnings for use in future operations.

The following table sets forth the high and low prices for the Common Stock for each full quarterly period during the fiscal years indicated. All share and per share amounts included in the following financial data have been retroactively adjusted to reflect the 4-for-3 stock dividend paid on October 16, 2006 to shareholders of record on September 25, 2006.

| *Fiscal Year Ended March 31, 2007* | | |
|---|---|---|
| First Quarter | High | $24.45 |
| | Low | $17.75 |
| Second Quarter | High | $26.93 |
| | Low | $20.97 |
| Third Quarter | High | $30.25 |
| | Low | $20.47 |
| Fourth Quarter | High | $35.04 |
| | Low | $25.80 |
| *Fiscal Year Ended March 31, 2006* | | |
| First Quarter | High | $14.63 |
| | Low | $ 9.00 |
| Second Quarter | High | $14.63 |
| | Low | $11.25 |
| Third Quarter | High | $14.25 |
| | Low | $12.01 |
| Fourth Quarter | High | $18.12 |
| | Low | $12.34 |

The following graph compares the cumulative total shareholder return on the Company's Shares for the period March 31, 2002 through March 31, 2007 with the cumulative total return for the same period for the NASDAQ Composite Index and the Dow Jones Wilshire SmallCap Index. Dividend reinvestment has been assumed.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG UNIVERSAL SECURITY INSTRUMENTS, INC.,
THE NASDAQ STOCK MARKET (U.S. & FOREIGN) INDEX
AND THE DOW JONES WILSHIRE SMALLCAP INDEX
DOLLARS
2500
2000
1500
1000
500
0
3/01
3/02
3/03
3/04
3/05
3/06
UNIVERSAL SECURITY INSTRUMENTS, INC.
NASDAQ STOCK MARKET (U.S. & FOREIGN)
DOW JONES WILSHIRE SMALLCAP

* $100 invested on 3/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending March 31.

**Total Return Analysis**

| | 3/31/2002 | 3/31/2003 | 3/31/2004 | 3/31/2005 | 3/31/2006 | 3/31/2007 |
|---|---|---|---|---|---|---|
| Universal Security Instruments, Inc. | $100.00 | $230.00 | $462.16 | $552.07 | $785.59 | $1,650.45 |
| Nasdaq Composite | $100.00 | $ 72.11 | $109.76 | $111.26 | $132.74 | $ 139.65 |
| Dow Jones Wilshire SmallCap | $100.00 | $ 75.37 | $124.70 | $134.62 | $169.50 | $ 182.73 |

# SELECTED FINANCIAL DATA



The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K. The Statement of Operations data and the Balance Sheet data for the years ended, and as at, March 31, 2003, 2004, 2005, 2006 and 2007 and are derived from our audited consolidated financial statements. All share and per share amounts included in the following financial data have been retroactively adjusted to reflect the 4-for-3 stock dividend paid on October 16, 2006 to shareholders of record on September 25, 2006.

| | Year Ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Statement of Operations Data:** | | | | | |
| Net sales | $35,823,575 | $28,894,101 | $23,465,443 | $17,201,116 | $15,953,883 |
| Income before equity in earnings of Hong Kong Joint Venture and income taxes | 3,008,597 | 2,394,258 | 765,742 | 429,716 | 279,615 |
| Net income | 5,533,258 | 4,600,352 | 3,417,854 | 2,571,026 | 2,400,318 |
| Per common share: | | | | | |
| Net income | | | | | |
| Basic | 2.31 | 2.06 | 1.60 | 1.27 | 1.25 |
| Diluted | 2.23 | 1.89 | 1.46 | 1.12 | 1.15 |
| Weighted average number of common shares outstanding | | | | | |
| Basic | 2,398,284 | 2,228,908 | 2,136,599 | 2,022,461 | 1,924,585 |
| Diluted | 2,484,606 | 2,432,705 | 2,352,632 | 2,300,275 | 2,082,327 |
| **Balance Sheet Data:** | | | | | |
| Total assets | 36,195,468 | 20,358,603 | 16,049,948 | 11,098,916 | 8,382,043 |
| Long-term debt (non-current) | 168,062 | - | - | - | 7,224 |
| Working capital[1] | 10,177,983 | 9,911,628 | 6,317,231 | 4,200,170 | 2,377,688 |
| Current ratio[1] | 1.90:1 | 4.60:1 | 3.00:1 | 3.21:1 | 2.26:1 |
| Shareholders' equity | 24,671,881 | 17,606,569 | 12,897,668 | 9,198,273 | 6,493,415 |

[1] Working capital is computed as the excess of current assets over current liabilities. The current ratio is calculated by dividing current assets by current liabilities.

## *Universal Security Instruments, Inc. and Subsidiaries*

## CONSOLIDATED BALANCE SHEETS

| ASSETS | March 31, 2007 | 2006 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 240,545 | $ 3,015,491 |
| Accounts receivable: | | |
| Trade less allowance for doubtful accounts of $15,000 at March 31, 2007 and 2006 | 2,555,895 | 1,106,435 |
| Employees | 22,073 | 23,656 |
| | 2,577,968 | 1,130,091 |
| Amount due from factor | 7,158,597 | 4,259,131 |
| Inventories, net of allowance for obsolete inventory of $40,000 at 2007 and 2006 | 11,318,,734 | 4,062,086 |
| Prepaid expenses | 237,666 | 196,863 |
| TOTAL CURRENT ASSETS | 21,533,510 | 12,663,662 |
| DEFERRED TAX ASSET | 808,566 | 476,384 |
| INVESTMENT IN HONG KONG JOINT VENTURE | 9,072,284 | 7,140,859 |
| PROPERTY AND EQUIPMENT – NET | 3,030,060 | 62,212 |
| GOODWILL | 1,732,562 | - |
| OTHER ASSETS | 18,486 | 15,486 |
| TOTAL ASSETS | $ 36,195,468 | $20,358,603 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| CURRENT LIABILITIES | | |
| Note payable - factor | $ 2,254,966 | $ - |
| Notes payable - other | 231,625 | - |
| Current portion of lease obligation | 74,394 | - |
| Accounts payable | 6,777,283 | 1,604,845 |
| Accrued liabilities: | | |
| Litigation reserve | 703,193 | 556,787 |
| Payroll, commissions and other | 622,083 | 243,197 |
| Commissions and other | 691,981 | 347,205 |
| TOTAL CURRENT LIABILITIES | 11,355,525 | 2,752,034 |
| LONG-TERM OBLIGATIONS | | |
| Long-term portion of lease obligation | 168,062 | - |
| COMMITMENTS AND CONTINGENCIES | - | - |
| Minority interest | - | - |
| SHAREHOLDERS' EQUITY | | |
| Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,475,612 and 2,258,409 shares at March 31, 2007 and March 31, 2006, respectively | 24,756 | 22,584 |
| Additional paid-in capital | 13,214,025 | 11,571,939 |
| Retained earnings | 11,545,304 | 6,012,046 |
| Other comprehensive loss | (112,204) | - |
| TOTAL SHAREHOLDERS' EQUITY | 24,671,881 | 17,606,569 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ 36,195,468 | $20,358,603 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF INCOME

UNIVERSAL

| | Years ended March 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net sales | $35,823,575 | $28,894,101 | $23,465,443 |
| Cost of goods sold | 25,146,905 | 19,436,949 | 16,145,615 |
| GROSS PROFIT | 10,676,670 | 9,457,152 | 7,319,828 |
| Research and development expense | 296,534 | 246,875 | 277,540 |
| Selling, general and administrative expense | 7,290,469 | 6,776,688 | 6,191,025 |
| Loss on foreign currency transactions | 29,576 | - | - |
| Operating income | 3,060,091 | 2,433,589 | 851,263 |
| Other income (expense): | | | |
| Interest expense | (73,517) | (48,999) | (85,521) |
| Interest income | 22,023 | 9,668 | - |
| | (51,494) | (39,331) | (85,521) |
| INCOME BEFORE EQUITY IN EARNINGS OF AFFILIATES | 3,008,597 | 2,394,258 | 765,742 |
| Equity in earnings of Hong Kong Joint Venture | 3,845,960 | 2,109,594 | 2,370,975 |
| Net income before income taxes and minority interest | 6,854,557 | 4,503,852 | 3,136,717 |
| Minority interest | - | - | - |
| Provision for income tax expense (benefit) | 1,321,299 | (96,500) | (281,137) |
| NET INCOME | $ 5,533,258 | $ 4,600,352 | $ 3,417,854 |
| Net income per share: | | | |
| Basic | $ 2.31 | $ 2.06 | $ 1.60 |
| Diluted | $ 2.23 | $ 1.89 | $ 1.45 |
| Shares used in computing net income per share: | | | |
| Basic | 2,398,284 | 2,228,908 | 2,136,599 |
| Diluted | 2,484,606 | 2,432,705 | 2,352,632 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## *Universal Security Instruments, Inc. and Subsidiaries*

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Common Stock | | Additional Paid-In | Retained | Other Compre-hensive | |
|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Income | Total |
| **Balance at March 31, 2004** | 2,070,528 | $20,705 | $11,183,393 | $ (2,005,825) | - | $ 9,198,273 |
| Fractional shares unissued from 4-for-3 split | (173) | (2) | - | - | - | (2) |
| Issuance of common stock from the exercise of employee stock options | 132,375 | 1,324 | 270,551 | (332) | - | 271,543 |
| Stock issued in lieu of directors' fees | 1,267 | 13 | 9,990 | (3) | - | 10,000 |
| Net income | - | - | - | 3,417,854 | - | 3,417,854 |
| **Balance at March 31, 2005** | 2,203,997 | $22,040 | $11,463,934 | $ 1,411,694 | - | $12,897,668 |
| Issuance of common stock from the exercise of employee stock options | 53,805 | 538 | 98,011 | - | - | 98,549 |
| Stock issued in lieu of directors' fees | 607 | 6 | 9,994 | - | - | 10,000 |
| Net income | - | - | - | 4,600,352 | - | 4,600,352 |
| **Balance at March 31, 2006** | 2,258,409 | $22,584 | 11,571,939 | $ 6,012,046 | - | $17,606,569 |
| Issuance of common stock from the exercise of employee stock options | 217,203 | 2,172 | 583,486 | - | - | 585,658 |
| Net income | - | - | - | 5,533,258 | - | - |
| Effect of currency translation | - | - | - | - | (112,204) | - |
| Comprehensive income | - | - | - | - | - | 5,421,054 |
| Tax benefit from exercise of stock options | - | - | 1,058,600 | - | - | 1,058,600 |
| **Balance at March 31, 2007** | 2,475,612 | $24,756 | $13,214,025 | $11,545,304 | $ (112,204) | $24,671,881 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

UNIVERSAL

| | Years ended March 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | |
| OPERATING ACTIVITIES | | | |
| Net income | $ 5,533,258 | $ 4,600,352 | $ 3,417,854 |
| Adjustments to reconcile net income to net cash used in operating activities: | | | |
| Depreciation and amortization | 150,972 | 28,338 | 34,048 |
| Stock issued to directors in lieu of fees | - | 10,000 | 10,000 |
| (Increase) in deferred taxes | (318,227) | (124,604) | (294,881) |
| Earnings of the Hong Kong Joint Venture | (3,845,960) | (2,109,594) | (2,485,302) |
| Changes in operating assets and liabilities: | | | |
| (Increase) in accounts receivable and amounts due from factor | (3,187,222) | (958,878) | (1,204,719) |
| (Increase) decrease in inventories | (5,430,731) | 772,400 | (1,966,836) |
| Decrease (increase) in prepaid expenses | 28,079 | (51,469) | (38,342) |
| Increase (decrease) in accounts payable and accrued expenses | 3,903,184 | (400,248) | 1,430,096 |
| Increase in other assets | (3,000) | - | - |
| NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES | (3,169,647) | 1,766,297 | (1,098,082) |
| INVESTING ACTIVITIES: | | | |
| Cash distributions from Joint Venture | 1,914,535 | 1,100,216 | 727,167 |
| Purchase of equipment | (1,130,474) | (8,858) | (22,307) |
| Acquisition of subsidiaries, net of cash acquired | (1,923,623) | - | - |
| NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES | (1,139,562) | 1,091,358 | 704,860 |
| FINANCING ACTIVITIES: | | | |
| Borrowing from factor | 2,254,966 | - | - |
| Principal payment of notes payable | (2,333,036) | - | - |
| Principal payments of lease obligations | - | - | (7,224) |
| Proceeds from issuance of common stock from exercise of employee stock options | 585,658 | 98,549 | 271,543 |
| Tax benefit from exercise of stock options | 1,058,600 | - | - |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 1,566,188 | 98,549 | 264,319 |
| Effects of exchange rate on cash | (31,925) | - | - |
| (DECREASE) INCREASE IN CASH | (2,774,946) | 2,956,204 | (128,903) |
| Cash at beginning of period | 3,015,491 | 59,287 | 188,190 |
| CASH AT END OF PERIOD | $ 240,545 | $ 3,015,491 | $ 59,287 |
| Supplemental information: | | | |
| Interest paid | $ 73,517 | $ 48,999 | $ 85,521 |
| Income taxes paid | $ 109,500 | $ 50,320 | $ 17,000 |
| Non-cash investing transactions: | | | |
| Issuance of 455 shares in 2006, 950 shares in 2005 and 756 shares in 2004 in lieu of directors' fees and accrued compensation | $ - | $ 10,000 | $ 10,000 |
| Offset of trade payables due the Hong Kong Joint Venture in lieu of cash distributions | $ 250,000 | $ - | $ 458,940 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business:** The Company's primary business is the sale of smoke alarms and other safety products to retailers, wholesale distributors and to the electrical distribution trade which includes electrical and lighting distributors as well as manufactured housing companies. The Company imports all of its safety and other products from foreign manufacturers. The Company, as an importer, is subject to numerous tariffs which vary depending on types of products and country of origin, changes in economic and political conditions in the country of manufacture, potential trade restrictions and currency fluctuations. During the third quarter, the Company acquired two Canadian subsidiaries, International Conduit, Inc. (Icon) and Intube, Inc. (Intube), whose primary business is the manufacture and sale of EMT steel conduit to the commercial construction market in Canada and in the United States.

**Principles of Consolidation:** The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. We believe that our 50% ownership interest in the Hong Kong Joint Venture allows us to significantly influence the operations of the Hong Kong Joint Venture. As such, we account for our interest in the Hong Kong Joint Venture using the equity method of accounting. We have included our investment balance as a non-current asset and have included our share of the Hong Kong Joint Venture's income in our consolidated statement of operations. The investment and earnings are adjusted to eliminate intercompany profits.

**Use of Estimates:** In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition:** We recognize sales upon shipment of products, when title has passed to the buyer, net of applicable provisions for any discounts or allowances. We recognize revenue when the following criterion are met: evidence of an arrangement, fixed and determinable fee, delivery has taken place, and collectibility is reasonably assured. Customers may not return, exchange or refuse acceptance of goods without our approval. We have established allowances to cover anticipated doubtful accounts based upon historical experience.

**Warranties:** We generally provide warranties, on the safety products, from one to ten years to the non-commercial end user on all products sold. The manufacturers of our safety products provide us with a one-year warranty on all products we purchase for resale. Claims for warranty replacement of products beyond the one-year warranty period covered by the manufacturers have not been historically material and we do not record estimated warranty expense or a contingent liability for warranty claims.

**Stock-Based Compensation:** As of March 31, 2007, under the terms of the Company's Non-Qualified Stock Option Plan, as amended, 1,170,369 shares of our common stock are reserved for the granting of stock options, of which 1,166,137 have been issued, leaving 4,232 available for issuance.

*Adoption of SFAS No. 123R.* In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment, which requires compensation costs related to share-based payment transactions to be recognized in financial statements. SFAS No. 123R eliminates the intrinsic value method of accounting available under Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* which generally resulted in no compensation expense being recorded in the financial statements related to the grant of stock options to employees if certain conditions were met.

Effective April 1, 2006, we adopted SFAS No. 123R using the modified prospective method. Under this method, compensation costs for all awards granted after the date of adoption and the unvested portion of previously granted awards will be measured at an estimated fair value and included in operating expenses or capitalized as appropriate over the vesting period during which an employee provides service in exchange for the award. Accordingly, prior period amounts presented have not been restated to reflect the adoption of SFAS No. 123R.

As a result of adopting SFAS No. 123R, net income for the fiscal year ended March 31, 2007 was reduced by $29,411. No portion of employees' compensation, including stock compensation expense, was capitalized during the period.

During the fiscal year ended March 31, 2007, 217,203 shares of our common stock have been issued as a result of the exercise of the options granted under the plan. The tax benefit, for income tax purposes, of $1,058,600 from the exercise of these stock options is presented as a cash flow from financing activities.

**Fair Value Determination:** Under SFAS No. 123R, we have elected to continue using the Black-Scholes option pricing model to determine fair value of our awards on date of grant. We will reconsider the use of the Black-Scholes model if additional information becomes available in the future that indicates another model would be more appropriate, or if grants issued in future periods have characteristics that cannot be reasonably estimated under this model.

**Stock Option Activity:** During the fiscal year ended March 31, 2007, no stock options were granted.

**Stock Compensation Expense:** We have elected to continue straight-line amortization of stock-based compensation expense over the requisite service period. Prior to the adoption of SFAS No. 123R, we recognized the effect of forfeitures in our pro forma disclosures as they occurred. In accordance with the new standard, we have estimated forfeitures and are only recording expense on shares we expect to vest. For the fiscal year ended March 31, 2007, we recorded $29,411 of stock-based compensation cost as general and administrative expense in our statement of operations. No forfeitures have been estimated.

As of March 31, 2007, there was $27,599 of unrecognized compensation cost related to share-based compensation arrangements that we expect to vest. This cost will be fully amortized within two years. The aggregate intrinsic value of currently exercisable options was $619,505 at March 31, 2007.

In prior periods, as permitted under Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation,* we accounted for our stock-based compensation plan using the intrinsic value method under the recognition and measurement principles of APB Opinion No. 25. In accordance with the provisions of SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure,* the following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the fiscal years ended March 31, 2006 and 2005.

The following table illustrates the effect on net income and net income per share had compensation costs for the stock-based compensation plan been determined based on the grant date fair values of awards.

| | Year Ended March 31, | |
|---|---|---|
| | 2006 | 2005 |
| Net income, as reported | $4,600,352 | $3,417,854 |
| Stock-based employee compensation costs, net of income tax, included in net income | 10,000 | 10,000 |
| Deduct: Total stock-based employee compensation expense determined under fair value, net of related tax effects | (138,846) | (144,672) |
| Pro forma net income | $4,471,506 | $3,283,182 |
| Earnings per share: | | |
| Basic - as reported | $2.06 | $1.60 |
| Basic - pro forma | 2.00 | 1.54 |
| Diluted - as reported | 1.89 | 1.45 |
| Diluted - pro forma | 1.84 | 1.40 |

**Research and Development:** Research and development costs are charged to operations as incurred.

**Business Segments:** The Company conducts its business through two operating segments based on geographic location.

Historically, the combined U.S. operations of the Company and its wholly-owned subsidiary, USI Electric, Inc., are operated from the Baltimore, Maryland and Naperville, Illinois offices, respectively, marketing a line of home safety devices such as smoke alarms, carbon monoxide alarms, and ground fault circuit interrupter (GFCI) devices to retail customers and to the electrical distribution trade.

The Company's Canadian operations consist of Icon and Intube, the majority owned subsidiaries acquired by the Company in October 2006 and operated from offices in Toronto, Ontario, with sales in both Canada and the United States. The primary product line of the Canadian segment is EMT conduit sold to the electrical distribution trade. Icon also sells home safety devices purchased primarily from the Company.

While USI did not have any significant sales of EMT conduit since the October 2006 acquisition through March 31, 2007, it anticipates that it will sell EMT conduit through its distribution network. Icon's sales of safety products during the six month period ended March 31, 2007 totaled $191,832.

For the period ended March 31, 2007, no inter-company allocation of expenses has been made between the headquarters, Icon and Intube.

The following chart provides segmental information on the U.S. and Canadian operations of the Company for the period ended March 31, 2007 (all figures are presented in U.S. dollars):

| | U.S. Operations | Canadian Operations |
|---|---|---|
| Sales to external customers | $31,622,654 | $4,200,921 |
| Cost of sales | 21,182,485 | 3,964,420 |
| Gross profit | 10,440,169 | 236,501 |
| Selling, general and administrative | 6,811,674 | 624,357 |
| Depreciation | 31,469 | 119,503 |
| Loss on foreign currency transactions | - | 29,576 |
| Operating income (loss) | 3,597,026 | (536,935) |
| Equity in earnings of Joint Venture | 3,845,960 | - |
| Interest income (expense) | 22,023 | (73,517) |
| Net income (loss) before taxes | 7,465,009 | (610,452) |
| Provision for income taxes (benefit) | 1,360,790 | (39,491) |
| Net income (loss) | $ 6,104,219 | $ (570,961) |
| Segment assets | 31,639,596 | 4,556,131 |
| Expenditures for segment assets | 123,309 | 1,015,044 |

**Accounts Receivable:** In September, 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 140), which is effective for transfers of financial assets occurring after March 31, 2001.

In fiscal year 2002, the Company achieved the sales criteria of SFAS No. 140, and, as such, amounts transferred under the Company's Factoring Agreement are treated as sales.

Beginning in fiscal year 2002, with the achievement of SFAS 140 sales criteria, the Company nets the factored accounts receivable with the corresponding advance from the Factor, showing the amount net in its consolidated balance sheet.

The Company sells trade receivables on a pre-approved non-recourse basis to the Factor under the Factoring Agreement on an ongoing basis. Factoring charges recognized on sales of receivables are included in selling, general and administrative expenses in the consolidated statements of income and amounted to $240,342, $262,670 and $208,913 for the years ended March 31, 2007, 2006 and 2005, respectively. The Agreement for the sale of accounts receivable provides for continuation of the program on a revolving basis until terminated by one of the parties to the Agreement.

**Shipping and Handling Fees and Costs:** The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are included in cost of goods sold. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $1,042,899, $966,981 and $702,779 in fiscal years 2007, 2006 and 2005, respectively.

**Inventories:** Inventories (consisting primarily of finished goods) and with approximately $954,000 of raw material are stated at the lower of cost (first-in, first-out method) or market. Included as a component of finished goods inventory are additional non-material costs. These costs include overhead costs, freight, import duty and inspection fees of $1,086,928 and $370,419 at March 31, 2007 and 2006, respectively. Inventories are shown net of an allowance for inventory obsolescence of $40,000 as of March 31, 2007 and March 31, 2006.

The Company reviews inventory quarterly to identify slow moving products and valuation allowances are adjusted when deemed necessary.

**Property and Equipment:** Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided by using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives for financial reporting purposes are as follows:

| | | |
|---|---|---|
| Automotive and truck equipment | - | Shorter of term of lease or life of asset |
| Leasehold improvements | - | Shorter of term of lease or life of asset |
| Machinery and equipment | - | 5 to 10 years |
| Furniture and fixtures | - | 5 to 15 years |
| Computer equipment | - | 5 years |

**Income Taxes:** The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

**Foreign Currency:** The Company translates the accounts of its subsidiaries denominated in foreign currencies at the applicable exchange rate in effect at the year end date for balance sheet purposes and at the average exchange rate for the period for statement of income purposes. The related translation adjustments in accumulated other comprehensive income in shareholder's equity are reported in accumulated other comprehensive income in shareholders' equity. Transaction gains and losses arising from transactions denominated in foreign currencies are included in the results of operations. The Company maintains cash in foreign banks of $240,545 to support its operations in Canada and Hong Kong.

**Net Income per Share:** The Company reports basic and diluted earnings per share. Basic earnings per share is computed by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income for the period by the weighted number of common shares and common share equivalents outstanding (unless their effect is anti-dilutive) for the period. All common share equivalents are comprised of exercisable stock options.

| | | March 31, | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Common shares outstanding for basic EPS | 2,398,284 | 2,228,908 | 2,136,599 |
| Shares issued upon assumed exercise of outstanding stock options | 86,322 | 203,797 | 216,033 |
| Weighted average number of common and common equivalent shares outstanding for diluted EPS | 2,484,606 | 2,432,705 | 2,352,632 |

**Goodwill:** Goodwill represents the excess of the purchase price above the fair value of the net assets acquired. Goodwill is evaluated for impairment annually or when events or circumstances occur indicating that goodwill might be impaired. In accordance with FAS No. 142, "Goodwill and Other Intangible Assets," the evaluation is a two-step process that begins with an estimation of the fair value of the reporting units. The first step assesses potential impairment and the second step measures that impairment. The measurement of possible impairment is based on the comparison of the fair value of each reporting unit with the book value of its assets.

**Reclassifications:** Certain prior year amounts have been reclassified in order to conform with current year presentation.

NOTE B - ACQUISITION

On October 2, 2006, 2113824 Ontario, Inc., a newly formed wholly owned subsidiary of the Company, acquired two-thirds of the issued and outstanding capital stock of International Conduit, Inc. (Icon) and Intube, Inc. (Intube). Icon and Intube are based in Toronto, Canada and manufacture and distribute electrical mechanical tubing (EMT) steel conduit. Icon also sells home safety products primarily purchased from USI. The purchase price for the capital stock of Icon and Intube was $1,784,120 in cash. The primary purpose of the Icon and Intube acquisition was to expand our product offering and service the commercial construction market.

The acquisition described above was accounted for under the purchase method of accounting. Accordingly, the purchase price has been allocated to reflect the fair value of assets and liabilities acquired at the date of acquisition. The results of operations have been included in the consolidated operations since the date of acquisition.

The results of these acquisitions, had they been consummated at the beginning of the fiscal year ended March 31, 2007, are included in the pro forma information below. This unaudited pro forma information does not necessarily reflect the results of operations that would have occurred had the acquisitions taken place at the beginning of each twelve month period and is not necessarily indicative of results that may be obtained in the future.

| | 2007 | 2006 |
|---|---|---|
| Revenue | **$40,052,000** | $37,294,000 |
| Net earnings | **5,483,000** | 4,694,290 |
| Earnings per share (diluted) | **$2.21** | $1.93 |

**Purchase Price Allocation:** The allocation of the purchase price for Icon and Intube is as follows:

| | |
|---|---|
| Assets acquired | |
| Cash | $ 48,673 |
| Accounts receivable | 1,171,616 |
| Inventory | 1,825,917 |
| Property and equipment | 1,892,359 |
| Other | 82,837 |
| | $ 5,021,402 |
| Liabilities Assumed | |
| Debt | $(2,711,095) |
| Accounts payable and accruals | (2,123,093) |
| Minority interest | (4,800) |
| | $(4,838,988) |
| Goodwill | 1,789,882 |
| Total consideration | $ 1,972,296 |

The goodwill from the Icon and Intube acquisitions are fully allocated to the Company's Canadian operations.


UNIVERSAL

## NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| | March 31, 2007 | March 31, 2006 |
|---|---|---|
| Automotive and truck equipment | $ 105,145 | $ - |
| Leasehold improvements | 81,243 | 73,535 |
| Machinery and equipment | 2,882,920 | 158,696 |
| Furniture and fixtures | 343,919 | 197,482 |
| Computer equipment | 216,563 | 88,736 |
| | 3,629,790 | 518,449 |
| Less accumulated depreciation and amortization | (599,730) | (456,237) |
| | $3,030,060 | $ 62,212 |

The Company is obligated under various capital leases. Property and equipment under capital leases included in property and equipment net of accumulated depreciation was $295,744 at March 31, 2007.

## NOTE D - INVESTMENT IN THE HONG KONG JOINT VENTURE

The Company holds a 50% interest in a Joint Venture with a Hong Kong Corporation, which has manufacturing facilities in the People's Republic of China, for the manufacturing of consumer electronic products. As of March 31, 2007, the Company has an investment balance of $9,072,284 for its 50% interest in the Hong Kong Joint Venture. There are no material Hong Kong – US GAAP differences in the Hong Kong Joint Venture's accounting policies.

The following represents summarized financial information derived from the audited financial statements of the Hong Kong Joint Venture as of March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005.

| | March 31, 2007 | March 31, 2006 |
|---|---|---|
| Current assets | $12,646,261 | $ 7,402,171 |
| Property and other assets | 11,720,713 | 10,911,009 |
| Total | $24,366,974 | $18,313,180 |
| Current liabilities | $ 5,261,224 | $ 5,575,415 |
| Non-current liabilities | 110,389 | 32,870 |
| Equity | 18,995,361 | 12,704,895 |
| Total | $24,366,974 | $18,313,180 |

| | For the Year Ended March 31, 2007 | 2006 | 2005 |
|---|---|---|---|
| Net sales | $41,151,055 | $24,811,790 | $25,899,630 |
| Gross profit | 13,753,123 | 8,608,220 | 8,689,538 |
| Net income | 8,377,365 | 4,160,935 | 5,005,886 |

During the years ended March 31, 2007, 2006 and 2005, the Company purchased $19,085,353, $12,321,401 and $10,513,800, respectively, of finished product from the Hong Kong Joint Venture, which represents 46%, 66% and 68%, respectively, of the Company's total finished product purchases for the years ended at March 31, 2007, 2006 and 2005. Amounts due the Hong Kong Joint Venture included in Accounts Payable totaled $3,270,091 and $500,000 at March 31, 2007 and 2006, respectively. Amounts due from the Hong Kong Joint Venture included in Accounts Receivable totaled $127,879 and $48,205 at March 31, 2007 and 2006, respectively.

The Company incurred interest costs charged by the Hong Kong Joint Venture of $25,000, $37,389 and $17,581 during the years ended March 31, 2007, 2006 and 2005, respectively, related to its purchases.

### NOTE E - AMOUNTS DUE FROM FACTOR

The Company sells certain of its trade receivables on a pre-approved, non-recourse basis to a Factor. Since these are sold on a non-recourse basis, the factored trade receivables and related repayment obligations are not separately recorded in the Company's consolidated balance sheets. The Agreement provides for financing of up to a maximum of $7,500,000 with the amount available at any one time based on 85% of uncollected non-recourse receivables sold to the factor and 45% of qualifying inventory. Financing of $4,496,597 is available at March 31, 2007. Any outstanding amounts due to the factor are payable upon demand and bear interest at the prime rate of interest charged by the factor, which is 8.25% at March 31, 2007. Any amount due to the factor is also secured by the Company's inventory. There were borrowings of $2,254,966 outstanding under this agreement at March 31, 2007.

Under this Factoring Agreement, the Company sold receivables of approximately $30,316,914 and $26,713,439 during the years ended March 31, 2007 and 2006, respectively. Gains and losses recognized on the sale of factored receivables include the fair value of the limited recourse obligation. The uncollected balance of non-recourse receivables held by the factor amounted to $7,254,275 and $4,259,131 at March 31, 2007 and 2006. The amount of the uncollected balance of non-recourse receivables borrowed by the Company as of March 31, 2007 and 2006 is $2,254,966 and $0, respectively. Collected cash maintained on deposit with the factor earns interest at the factor's prime rate of interest less three percentage points (5.25%) at March 31, 2007 and 4.75% at March 31, 2006.

### NOTE F - LEASES

During December 1999, the Company entered into an operating lease for its office and warehouse which expires in December 2008. This lease is subject to increasing rentals at 3% per year. In February 2004, the Company entered into an operating lease for an approximately 2,600 square foot office in Naperville, Illinois. This lease expires in February 2009 with increasing rentals at 3% per year.

In connection with the acquisition of Icon in October 2006, the Company acquired the existing operating lease for manufacturing, office and warehouse space in Toronto, Canada. This lease originated in February 2005 and expires in March 2010. Each of the operating leases for real estate has renewal options with terms and conditions similar to the original lease. Rent expense, including common area maintenance, totaled $220,928, $102,589 and $97,011 for the years ended March 31, 2007, 2006 and 2005, respectively.

The Company leases certain of its automotive and manufacturing equipment under various leasing arrangements. The future minimum lease payments, by year and in the aggregate, under capital leases and under non-cancelable operating leases with initial or remaining lease terms in excess of one year, consisted of the following at March 31, 2007:

| | Capital Leases | Non-Cancelable Operating Leases |
|---|---|---|
| 2008 | $101,675 | $312,830 |
| 2009 | 101,675 | 286,972 |
| 2010 | 44,946 | 165,935 |
| 2011 | 21,441 | - |
| 2012 | - | - |
| | 269,737 | 765,737 |
| Less amount representing interest | (27,281) | - |
| | $242,456 | $765,737 |



## NOTE G – INCOME TAXES

Universal Security Instruments, Inc. ("USI") provides for Income Taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed and recognized for those differences that have future tax consequences and will result in net taxable or deductible amounts in future periods. Deferred tax expense or benefit is the result of changes in the net asset or liability for deferred taxes. The deferred tax liabilities and assets for USI result primarily from reserves, inventories, accrued liabilities and changes in the unremitted earnings of the Hong Kong Joint Venture.

At March 31, 2006, the Company had foreign tax credit carryforwards of $685,654 available as a result of foreign taxes paid on the repatriated earnings of the Hong Kong Joint Venture. In addition, the Company generated $236,628 of foreign tax credits during the fiscal year ended March 31, 2007. Approximately $731,395 of foreign tax credits were used to offset federal taxes at March 31, 2007, resulting in a remaining foreign tax credit carryforward available to offset future taxes of $190,887.

USI had a U.S. net operating loss carryforward as of March 31, 2005 of $2,151,593, of which $2,151,593 was utilized during the year ended March 31, 2006. Therefore, the U.S. net operating loss carryforward has been fully utilized as of March 31, 2006.

The components of income tax expense (benefit) for the Company are as follows:

| | | March 31, | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Current expense (benefit | | | |
| U.S. Federal | $1,425,522 | $ 17,651 | $ 21,000 |
| U.S. State | 215,308 | 10,453 | 5,250 |
| Canadian Federal | - | - | - |
| Canadian Province | - | - | - |
| Deferred expense (benefit) | 1,640,830 | 28,104 | 26,250 |
| Total income tax expense (benefit) | (319,531) | (124,604) | (307,387) |
| | $1,321,299 | $ (96,500) | $(281,137) |

| | March 31, | |
|---|---|---|
| | 2007 | 2006 |
| Deferred tax assets: | | |
| Financial statement accruals and allowance | $ 473,132 | $360,022 |
| Inventory uniform capitalization | 92,752 | 94,741 |
| Other | 12,304 | 0 |
| AMT tax credit carryforward | 0 | 21,621 |
| Foreign tax credit carryforward | 190,887 | 0 |
| Foreign NOL carryforward | 247,313 | 0 |
| Domestic NOL carryforwards and tax credits | 0 | 0 |
| Gross deferred tax assets | 1,016,388 | 476,384 |
| Valuation allowance | (207,822) | 0 |
| Net deferred tax liability (asset) | $ 808,566 | $476,384 |

A valuation allowance of $207,822 has been established to offset tax benefits associated with the net operating loss carryforwards and other deferred tax assets associated with our Canadian subsidiary.

The reconciliation between the statutory federal income tax provision and the actual effective tax provision is as follows:

| | March 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Federal tax expense at statutory rate (34%) before loss carryforward | $2,330,549 | $1,577,074 | $1,066,484 |
| Reduction in income taxes arising from carry-forward of prior years' operating losses | - | - | (458,200) |
| Non-patriated earnings of Hong Kong Joint Venture | (635,549) | (356,143) | (402,855) |
| Employment expense of employee stock options | - | (224,592) | (333,879) |
| Foreign tax credit net of gross up for U.S. portion of foreign taxes | (922,282) | (69,210) | - |
| Change in rates for deferreds | - | (264,630) | - |
| State income tax expense | 195,852 | 10,453 | 5,250 |
| Change in valuation allowance | 207,822 | (776,523) | (238,791) |
| Foreign rate difference | (5,925) | - | - |
| Permanent differences | 17,418 | 10,108 | 80,854 |
| Other | 133,414 | (3,037) | - |
| Provision for income tax (benefit) expense | $1,321,299 | $ (96,500) | $ (281,137) |

## NOTE H - SHAREHOLDERS' EQUITY

**Common Stock:** During the year ended March 31, 2007, the Company issued 217,203 shares of its common stock, all of which were issued on the exercise of employee stock options for total proceeds of $585,658.

**Stock Options:** Under terms of the Company's 1978 Non-Qualified Stock Option Plan, as amended, 877,777 shares of common stock are reserved for the granting of stock options, of which 873,545 shares have been issued as of March 31, 2007, leaving 4,232 available for issuance upon exercise of options granted, or available for future grants to employees and directors. Under provisions of the Plan, a committee of the Board of Directors determines the option price and the dates exercisable. All options expire five years from the date of grant and have an exercise price at least equal to the market price at the date of grant. The options usually vest at 25% a year over four years. Share amounts have been retroactively adjusted to reflect the 4-for-3 stock dividend paid on October 16, 2006 to shareholders of record on September 25, 2006.

The following tables summarize the status of options under the Non-Qualified Stock Option Plan at March 31, 2007 and option transactions for the three years then ended:

| Status as of March 31, 2007 | Number of Shares |
|---|---|
| Presently exercisable | 93,998 |
| Exercisable in future years | 8,443 |
| Total outstanding | 102,441 |
| Available for future grants | 4,232 |
| Shares of common stock reserved | 106,673 |
| Outstanding options: | |
| Number of holders | 17 |
| Average exercise price per share | $12.60 |
| Expiration dates | June 2008 to March 2011 |



**Transactions for the Three Years Ended March 31, 2007:**

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at April 1, 2004 | 400,149 | |
| Granted | 73,333 | 10.73 |
| Canceled | (445) | 1.97 |
| Exercised | (132,376) | 2.06 |
| Outstanding at March 31, 2005 | 340,661 | |
| Granted | 36,667 | 10.03 |
| Canceled | 0 | 0.00 |
| Exercised | (54,000) | 1.82 |
| Outstanding at March 31, 2006 | 323,328 | |
| Granted | 0 | 0.00 |
| Canceled | (3,684) | 8.51 |
| Exercised | (217,203) | 2.61 |
| Outstanding at March 31, 2007 | 102,441 | |

The following table summarizes information about stock options outstanding at March 31, 2007:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Number of Shares | Weighted Average Exercise Price | Weighted Average Contract Life (Yrs) | Number of Shares | Weighted Average Exercise Price |
| $7.68 to $9.99 | 15,387 | 8.94 | 1.94 | 9,110 | 9.08 |
| $10.00 to $12.99 | 51,328 | 11.27 | 3.00 | 49,162 | 11.27 |
| $13.00 to $16.09 | 35,726 | 16.09 | 4.00 | 35,726 | 16.09 |
| | 102,441 | | | 93,998 | |

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions in 2006 and 2005; no annual dividends, expected volatility of 36% and 45%, respectively, risk-free interest rate ranging from 4.0% to 6.5% and expected lives of five years. The weighted-average fair values of the stock options granted in 2006 and 2005 were $8.29 and $6.47 per share, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of normal publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

NOTE I - COMMITMENTS AND CONTINGENCIES

On June 10, 2003, Leviton Manufacturing Co., Inc. ("Leviton") filed a civil suit against the Company and its USI Electric subsidiary in the United States District Court for the District of Maryland (Case No. 03cv1701), alleging that the Company's GFCI units infringe one or more of Leviton's six patents for reset lockout technology related to but not required by UL Standard 943 for GFCI units, effective January 2003. Leviton also asserted trade dress and unfair competition claims. In May 2006, Leviton and the Company settled the trade dress/ deceptive trade practice claims of the action, all subject to a confidentiality agreement. The settlement did not cover the patent infringement claims. In January 2006, the Company was granted summary judgment on the infringement claims and Leviton appealed that judgment and dismissal. On January 10, 2007, the United States Court of Appeals for the Federal Circuit issued a decision affirming the lower court's summary judgment and dismissal of Leviton's patent infringement claims. As a result of this decision, the Company obtained a successful outcome and the entirety of this suit by Leviton is now concluded.

On March 31, 2005, Leviton filed another lawsuit (Case No. 05cv0889) in the United States District Court for the District of Maryland against the Company. In this suit, Leviton alleges that the Company's GFCI units infringe on US Patent 6,864,766. The Company has filed a counterclaim against Leviton and the case has been consolidated with a declaratory judgment action filed by the GFCI manufacturer, Shanghai Meihao Electric, Inc. Discovery is now concluded. The Company believes that it has strong defenses relating to the patent in suit. In the event of an unfavorable outcome, the amount of any potential loss to the Company is not determinable at this time.

On June 11, 2003, Walter Kidde Portable Equipment, Inc. ("Kidde") filed a civil suit against the Company in the United States District Court for the Middle District of North Carolina (Case No. 03cv00537), alleging that certain of the Company's AC powered/battery backup smoke detectors infringe on a patent acquired by Kidde. Kidde is seeking injunctive relief and damages to be determined at trial. On March 31, 2006, following numerous procedural and substantive rulings which the Company believes were favorable to the Company, Kidde obtained dismissal, without prejudice, of its suit. On November 28, 2005, prior to the March 31, 2006 dismissal of the original suit, Kidde filed a second lawsuit based on virtually identical infringement allegations as the earlier case. Because, the court dismissed the first case without conditions and without prejudice, the Company has appealed the dismissal to the United States Court of Appeals for the Federal Circuit, believing that at a minimum, procedurally, conditions should have been imposed. On March 2, 2007, the appellate court affirmed the lower court's dismissal of the first case, and the second case is now in the preliminary stages. Although some aspects of the case are more complicated, the Company's substantive position and its defenses to Kidde's claims on most issues are substantially the same as the first Kidde case. The Company and its counsel believe that the Company has significant defenses relating to the patent in suit. In the event of an unfavorable outcome, the amount of any potential loss to the Company is not yet determinable.

On October 13, 2003, Maple Chase Company filed a civil suit in the United States District Court for the Northern District of Illinois (Case No. 03cv07205), against the Company, its USI Electric subsidiary, and one former and one present Illinois-based sales representative, alleging that certain of the Company's smoke detectors infringe on a patent owned by Maple Chase (US Reissue Patent No. Re: 33290). On April 11, 2005, this action was dismissed pending the outcome of a reexamination in the United States Patent and Trademark Office (USPTO). In April 2006, the USPTO rejected most of the claims in the patent. Maple Chase filed a substantive response which resulted in issuance of a further Official Action from the USPTO. After considering Maple Chase's arguments, on September 29, 2006 the USPTO issued a further action confirming the patentability of many of the claims at issue and rejecting others. On October 30, 2006, Maple Chase filed a further response canceling the rejected claims. On December 19, 2006, the USPTO issued a formal notice of intent to issue a re-examination certificate for the Maple Chase Company patent on which the patent infringement suit was filed. In March 2007, the full term of the patent was reached and no Re-examination Certificate has been issued by the USPTO. Under the U.S. patent laws, a patent owner may still sue for damages for up to six years following expiration of a patent but may recover damages only for the period between six years prior to filing the suit and the date of the patent expiration. Therefore, Maple Chase may still file suit for damages and the amount of potential loss to the Company, if any, is not yet determinable but declining daily. The Company believes that it has meritorious and substantial technical defenses to any action that might be filed against it by Maple Chase. The Company also believes that it is entitled to a number of legal and equitable defenses due to the long period of inaction and acquiescence by Maple Chase (and its predecessors).



From time to time, the Company is involved in various lawsuits and legal matters. It is the opinion of management, based on the advice of legal counsel, that these matters will not have a material adverse effect on the Company's financial statements.

## NOTE J - MAJOR CUSTOMERS

The Company is primarily a distributor of safety products for use in home and business under both its tradenames and private labels for other companies. As described in Note C, the Company's purchased a majority of its products from its 50% owned Hong Kong Joint Venture.

The Company has one customer, The Home Depot, which represented 11.09% of the Company's product sales during the period ended March 31, 2007 and no customers that represented in excess of 10% of the Company's product sales for the years ended March 31, 2006 and 2005.

## NOTE K - QUARTERLY FINANCIAL DATA (UNAUDITED)

**Quarterly Results of Operations (Unaudited):**

The unaudited quarterly results of operations for fiscal years 2007 and 2006 are summarized as follows:

| | Quarter Ended | | | |
|---|---|---|---|---|
| 2007 | June 30, | September 30, | December 31, | March 31, |
| Net sales | $8,038,437 | $8,018,088 | $8,620,893 | $11,146,157 |
| Gross profit | 2,780,517 | 2,607,922 | 2,795,342 | 2,492,889 |
| Net income | 1,577,468 | 1,416,204 | 1,712,883 | 826,703 |
| Net income per share – basic | $0.68 | $0.59 | $0.70 | $0.34 |
| Net income per share – diluted | $0.62 | $0.57 | $0.70 | $0.34 |
| 2006 | | | | |
| Net sales | $6,923,810 | $7,119,100 | $7,353,597 | $7,497,594 |
| Gross profit | 2,048,954 | 2,278,838 | 2,549,300 | 2,580,060 |
| Net income | 889,770 | 1,162,695 | 1,456,809 | 1,091,078 |
| Net income per share – basic | 0.40 | 0.52 | 0.65 | 0.49 |
| Net income per share – diluted | 0.37 | 0.48 | 0.60 | 0.44 |

**Net income per share:** Diluted as stated above for the quarters ended December 31, 2006 and March 31, 2007 are $0.02 and $0.01, respectively, more than the amounts reported in the Company's Quarterly Reports on Form 10-Q for the respective periods. This change in net income per share – diluted is as a result of implementation by the Company of FAS 123R.

## NOTE L – SUBSEQUENT EVENTS

**Financing:** On June 22, 2007, the Company and its wholly-owned subsidiary, USI Electric, Inc. ("USI Electric"), each entered into: (i) an Amended and Restated Factoring Agreement (the "CIT Factoring Agreement") with the CIT Group/Commercial Services, Inc. ("CIT") and (ii) an Amended and Restated Inventory Security Agreement (the "CIT Inventory Agreement") with CIT. Simultaneously, the Company's indirect majority-owned Canadian subsidiary, International Conduits Ltd. ("Icon"), entered into a Credit Agreement (the "CIT Canada Credit Agreement") with CIT Financial Ltd. ("Cit Canada").

Under the terms of the CIT Factoring Agreement, the Company and USI Electric collectively may borrow, on a revolving basis, up to the lesser of (i) $10 million or (ii) the aggregate of the value of (a) 85% of the Company and USI Electric's total accounts receivable purchased by CIT and (b) 50% of the Company and USI Electric's total eligible inventory. The floating interest rate under the Factoring Agreement, on the uncollected factored accounts receivable and any additional borrowings is either 0.25% below the JPMorgan Chase Bank prime rate or 2.0% above LIBOR, at the Company's option. The obligations of the Company and USI Electric under the CIT Factoring Agreement are secured by all of the assets of the Company and USI Electric, and are guaranteed by Icon and the Company's wholly-owned Canadian subsidiary (which owns a majority interest in Icon).

Under the terms of the CIT Canada Credit Agreement, Icon will borrow U.S. $3 million as a three-year term loan, and may borrow, on a revolving basis, up to the lesser of (i) U.S. $7 million or (ii) the aggregate of the value of (a) 85% of Icon's eligible accounts receivable and (b) 50% of Icon's eligible inventory. The floating interest rate under the CIT Canada Credit Agreement is the Canadian prime rate. The obligations of Icon under the CIT Canada Credit Agreement are secured by all of the assets of Icon, and are guaranteed by the Company and USI Electric. The CIT Canada Credit Agreement expires on June 23, 2010.

## NOTE M – RETIREMENT PLAN

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code. All full-time employees who have completed 12 months of service are eligible to participate. Employees are permitted to contribute up to the amounts prescribed by law. The Company may provide contributions to the plan consisting of a matching amount equal to a percentage of the employee's contribution, not to exceed four percent (4%). Employer contributions were $54,689 and $43,000 for the year's ended March 32, 2007 and 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNIVERSAL

Accountants and Business Advisors

Grant Thornton

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Universal Security Instruments, Inc.

We have audited the accompanying consolidated balance sheets of Universal Security Instruments, Inc. and subsidiaries (the Company) as of March 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Security Instruments, Inc. and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II is presented for the purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

*Baltimore, Maryland*
*July 11, 2007*

Mercantile Bank & Trust Building
Suite 700
Two Hopkins Plaza
Baltimore, MD 21201-2909
T 410.685.4000
F 410.837.0587
W www.grantthornton.com

**Grant Thornton LLP**
**US Member of Grant Thornton International**

### Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors, including the Risk Factors discussed elsewhere in this Annual Report and other risks, could affect our financial performance and could cause our actual results for future periods to differ materially from those anticipated or projected. We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

### General

We are in the business of marketing and distributing safety and security products which are primarily manufactured through our 50% owned Hong Kong Joint Venture. In the third quarter of fiscal 2007, we expanded our business with the acquisition of our Canadian EMT conduit subsidiary. Our financial statements detail our sales and other operational results only, and report the financial results of the Hong Kong Joint Venture using the equity method. Accordingly, the following discussion and analysis of the fiscal years ended March 31, 2007, 2006 and 2005 relate to the operational results of the Company and its consolidated subsidiaries only (including our new Canadian EMT conduit business), and includes the Company's equity share of earnings in the Hong Kong Joint Venture. A discussion and analysis of the Hong Kong Joint Venture's operational results for these periods is presented below under the heading "Hong Kong Joint Venture."

### Comparison of Results of Operations for the Years Ended March 31, 2007, 2006 and 2005

**Sales.** In fiscal year 2007, our net sales increased by $6,929,474 (23.98%), from $28,894,101 in fiscal 2006 to $35,823,575 in fiscal 2007. Sales to the electrical distribution trade through our USI Electric subsidiary decreased to $19,916,690, principally due to decreased volume from the U.S. residential construction trade (from approximately $21,260,000 in 2006). The Company increased its sales to retail and wholesale customers in the fiscal year ended March 31, 2007 to $11,705,964 from $7,634,030 at March 31, 2006, principally as a result of sales to a national home improvement retailer. Consolidated net sales include net sales of our Canadian subsidiary of $4,200,921.

In fiscal year 2006, sales increased by $5,428,658 (23.1%) from $23,465,443 in fiscal 2005 to $28,894,101 in fiscal 2006. Our focus on marketing to the electrical distribution trade through our USI Electric subsidiary accounted for approximately $4,780,000 of the increased 2006 sales, principally due to increased volume (from approximately $16,480,000 in 2005 to approximately $21,260,000 in 2006). The Company also increased its sales to retail and wholesale customers in the fiscal year ended March 31, 2006.

**Gross Profit.** Gross profit margin is calculated as net sales less cost of goods sold expressed as a percentage of net sales. Our gross profit margin for the fiscal year ended March 31, 2007 was 29.80% compared to 32.73% and 31.19% in fiscal 2006 and 2005, respectively. The decrease in 2007 gross margins is attributed to lower gross margins on retail sales and to lower gross profit realized by our Canadian operations, as further explained below. The increase in gross margin in the fiscal year ended March 31, 2006 over 2005 reflects variations in the mix of products sold and is a function of higher sales, since certain fixed costs do not increase at the same rate as sales.

Our U.S. operations' gross profit margin for the fiscal year ended March 31, 2007 is 33.01% compared to 32.73% and 31.19% for fiscal for fiscal 2006 and 2005, respectively. The decrease in 2007 gross margin for our U.S. operations is attributed primarily to reduced margins on increased retail sales, and the increase in 2006 gross margin over 2005 reflects variations in the mix of products sold and is a function of higher sales.

Our Canadian operations' gross profit margin for the six months ended March 31, 2007 is 5.63%. We believe that these low margins are attributable to certain high costs and low productivity. Since these high costs will not increase at athe same rate as sales, we have initiated steps to increase Icon's productivity and sales which we believe will have a significiant positive impact on the Canadian operations' gross profit margin and results of operations.

**Expenses.** Selling, general and administrative expenses for fiscal 2007 increased by $513,781 (7.58%), from $6,776,688 in fiscal 2006 to $7,290,469 in fiscal 2007. As a percentage of net sales, these expenses decreased to 20.35% for the fiscal year ended March 31, 2007 from 23.45% for the fiscal year ended March 31, 2006. The decrease in selling, general and administrative expense as a percent of sales is attributable to costs that do not increase proportionately with the higher sales volume and a reduction in legal expenses from the 2006 period. With respect to the $513,781 fiscal 2007 increase in dollars spent on selling, general and administrative expenses, our legal expenses in fiscal 2007 decreased by $484,145, due solely to decreased activity on matters before the court, from $822,477 in fiscal 2006 to $338,332 in fiscal 2007. The reduction in legal expense was partially offset by a fiscal 2007 increase of $407,635 in salaries, wages and employee benefits. Approximately $743,860 of our fiscal 2007 expenses represent the selling, general and administrative expenses of our Canadian EMT conduit operations for the period from acquisition of October 2006 to March 31, 2007.

Selling, general and administrative expenses for fiscal 2006 increased by $585,663 (9.45%) from $6,191,025 in fiscal 2005 to $6,776,688 in fiscal 2006. As a percentage of net sales, these expenses decreased to 23.45% for the fiscal year ended March 31, 2006 from 26.38% for the fiscal year ended March 31, 2005. The decrease in selling, general and administrative expense as a percent of sales is attributable to costs that do not increase proportionately with the higher sales volume and a reduction in legal expenses from the 2005 period. Our legal expenses decreased by $259,876 in 2006 to $822,477 from $1,082,353 in fiscal 2005. The reduction in legal expense was partially offset by an increase of $718,216 in commissions and freight charges; the account classification which was the most significant factor in this dollar increase, due to our higher 2006 sales volume. Commissions and freight charges, as a percentage of sales, while consistent with commission and freight charges of the prior year, vary directly with sales volume.

**Interest Income and Expense.** Interest expense for fiscal 2007 increased to $73,517 from $48,999 in fiscal 2006 primarily due to increased borrowing. Interest expense for fiscal 2006 decreased to $48,999 from $85,521 in fiscal 2005 primarily due to less borrowing. The majority of the Company's cash balances are maintained on deposit with the Company's factor and earn interest at the factor's prime rate of interest minus 3%. During the fiscal year ended March 31, 2007, the Company earned interest of $22,023 on these deposits and $9,668 on these deposits for the year ended March 31, 2006.

**Income Taxes.** During the fiscal year ended 2007, the Company offset the payment of taxes on $3,265,940 of taxable income with the difference between the option price and the exercise price recognized as an employment expense for federal income tax purposes related to employee stock options. For book purposes, this benefit has been treated as an addition to paid-in capital. In addition, the Company offset a portion of its federal taxes of approximately $731,395 with foreign tax credits available as a result of foreign taxes paid on the repatriated earnings of the Hong Kong Joint Venture. The Company has a foreign tax credit carryforward of $190,887 available to offset future taxes at March 31, 2007. After application of the deductions and credits identified above, the Company has a net tax liability for federal and state income tax purposes of approximately $337,000. The deductions and the income tax credits for foreign income taxes paid resulted in an effective income tax rate of approximately 19.28% for the fiscal year ended March 31, 2007.

During the fiscal year ended 2006, the Company offset $2,151,593 of taxable income by utilizing the remainder of its net operating loss carryforward deduction. In addition, the Company offset federal taxes of approximately $115,000 with foreign tax credits available as a result of foreign taxes paid on the repatriated earnings of the Hong Kong Joint Venture. At March 31, 2006, the Company has no remaining net operating loss carryforwards available to offset future U.S. federal taxable income, and the valuation allowance previously established to offset tax benefits associated with our net operating loss carryforwards and other deferred tax assets was fully utilized. The Company recognized an income tax benefit of $96,500 and $281,137 for fiscal year 2006 and 2005, respectively.

**Net Income.** We reported net income of $5,533,258 for fiscal year 2007 compared to a net income of $4,600,352 for fiscal year 2006, a $932,906 (20.28%) increase. This increase in net income resulted from increased income of our Hong Kong Joint Venture, partially offset by higher selling, general and administrative expenses as described above, and the income tax effects described above. Net income also was impacted by a net loss from our Canadian subsidiary of $570,961. Although no assurances can be given, management believes that actions which Icon is now taking to increase capacity, together with sales efforts by Icon and the Company, will have a positive impact on Icon's financial results in future periods.

We reported net income of $4,600,352 for fiscal year 2006 compared to a net income of $3,417,854 for fiscal year 2005, a $1,182,498 (34.60%) increase. This increase in net income resulted from both higher Hong Kong Joint Venture earnings and higher gross profit, partially offset by higher selling, general and administrative expenses as described above.

**Financial Condition, Liquidity and Capital Resources**

Our cash needs are currently met by funds generated from operations and from our Factoring Agreement with CIT Group, which supplies both short-term borrowings and letters of credit to finance foreign inventory purchases. The maximum we may borrow under this Agreement is $7,500,000. Based on specified percentages of our accounts receivable and inventory and letter of credit commitments, at March 31, 2007, our maximum borrowing availability under this Agreement is $6,751,563. Any outstanding principal balance under this Agreement is payable upon demand. The interest rate on the Factoring Agreement, on the uncollected factored accounts receivable and any additional borrowings is equal to the prime rate of interest charged by the factor which, as of March 31, 2007, was 8.25%. Any borrowings are collateralized by all our accounts receivable and inventory. During the year ended March 31, 2007, working capital (computed as the excess of current assets over current liabilities) increased by $266,355, from $9,911,628 on March 31, 2006, to $10,177,983 on March 31, 2007.

Subsequent to our fiscal year end, on June 22, 2007 we entered into an Amended and Restated Factoring Agreement with CIT Group/Commercial Services, Inc. At the same time, our Icon Canadian subsidiary entered into a financing facility with CIT Financial Ltd., as described in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2007.

Our operating activities used cash of $3,169,647 for the year ended March 31, 2007. For the fiscal year ended March 31, 2006, operating activities provided cash of $1,776,297. This decrease of $4,945,944 was primarily due to increases in accounts receivable, inventory and prepaid expenses generated by U.S. operations associated with sales to a national home improvement retailer and associated with the Canadian operations, and to the earnings of our Hong Kong Joint Venture. These decreases were partially offset by increases in accounts payable and accrued expenses associated with the Canadian operations.

Our investing activities used cash of $1,139,562 during fiscal 2007 and provided cash of $1,091,358 during fiscal 2006. This decrease resulted primarily from our acquisition of the Canadian operations and our subsequent purchases of machinery and equipment to be utilized in the Canadian operations, partially offset by distributions from the Hong Kong Joint Venture. During 2007, as in prior years, the Company offset a portion of its distributions from the Hong Kong Joint Venture with amounts due by the Company to the Hong Kong Joint Venture for the purchase of safety products. The Company offset $250,000 during fiscal 2007 and $458,940 during fiscal 2005 of trade amounts due by it to the Hong Kong Joint Venture in lieu of cash distributions. The Company discloses these payments as a non-cash transaction in its statement of cash flows.

Financing activities in 2007 provided the Company with cash of $1,566,188. Borrowings of $2,254,966 from our factor provided a portion of the cash used to repay $2,333,036 of debt acquired in the acquisition of the Canadian subsidiaries. Our net debt repayment was offset by cash provided from the issuance of common stock from the exercise of employee stock options of $585,658 and the tax benefit associated with the deduction of employment expense related thereto. Financing activities in 2006 provided cash of $98,549 which was primarily from the exercise of employee stock options.

**Hong Kong Joint Venture**

The financial statements of the Hong Kong Joint Venture are included in this Form 10-K beginning on page JV-1. The reader should refer to these financial statements for additional information. There are no material Hong Kong – US GAAP differences in the Hong Kong Joint Venture's accounting policies.

In fiscal year 2007, sales of the Hong Kong Joint Venture were $41,151,055 compared to $24,811,790 and $25,899,630 in fiscal years 2006 and 2005, respectively. The increase in sales for 2007 was primarily due to increased sales to non-affiliated customers. The decrease in sales for the 2006 period from the 2005 period was primarily due to lower sales to unrelated third parties, partially offset by higher sales to the Company.

Net income was $8,377,365 for fiscal year 2007 compared to net income of $4,160,935 and $5,005,886 in fiscal years 2006 and 2005, respectively. The increase in the current fiscal year



is primarily due to increased sales volume. Net income for the fiscal year ended March 31, 2006 was decreased by the establishment of a reserve of approximately $535,000 for previously capitalized costs associated with the Hong Kong Joint Venture's application for listing on the Hong Kong Stock Exchange during the fourth quarter and for the fiscal year ended March 31, 2006. The increase in income for the year ended March 31, 2006 was due primarily to price increases initiated during the year.

Gross margins of the Hong Kong Joint Venture for fiscal 2007 decreased to 33.42% from 34.69% in the prior fiscal year. The primary reason for this decrease was due to variation in product mix. At March 31, 2006, the Hong Kong Joint Venture's gross margin increased to 34.69% from 33.55% at March 31, 2005. The primary reason for this increase was higher gross margins attributed to price increases initiated during the year.

Selling, general and administrative expenses of the Hong Kong Joint Venture were $4,789,424, $4,269,714 and $3,495,678 for fiscal years 2007, 2006 and 2005, respectively. As a percentage of sales, these expenses were 12%, 17% and 13% for fiscal years 2007, 2006 and 2005, respectively. The increase in dollars of selling, general and administrative expenses for the year ended March 31, 2006 was due to higher costs, increased legal expense and the expensing of approximately $535,000 of costs previously capitalized associated with the Hong Kong Joint Venture's application for listing on the Hong Kong Stock Exchange.

Interest expense net of interest income was $52,181 for fiscal year 2007, compared to $34,130 and $30,666 in fiscal years 2006 and 2005, respectively. The increase in interest expense net of interest income for 2007 was due to a decrease in investments. The increase from 2005 to 2006 is due to variations in the amount of investments in bonds during that fiscal period.

Cash needs of the Hong Kong Joint Venture are currently met by funds generated from operations. During fiscal year 2007, working capital increased by $5,558,281 from $1,826,756 on March 31, 2006 to $7,385,037 on March 31, 2007.

**Contractual Obligations and Commitments**

The following table presents, as of March 31, 2007, our significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in Note E to the consolidated financial statements.

| | Payment due by period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Operating lease obligations | $ 765,737 | $ 312,830 | $452,907 | $ - | $ - |
| Capital lease obligations | 269,737 | 101,675 | 146,621 | 21,441 | - |
| Notes payable | 231,625 | 231,625 | - | - | - |
| Notes payable-factor | 2,254,966 | 2,254,966 | - | - | - |
| | $3,522,065 | $2,901,096 | $599,528 | $ 21,441 | $ - |

**Critical Accounting Policies**

Management's discussion and analysis of our consolidated financial statements and results of operations are based upon our Consolidated Financial Statement included as part of this document. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates, including those related to bad debts, inventories, income taxes, and contingencies and litigation. We base these estimates on historical experiences and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect management's more significant judgments and estimates used in the preparation of its consolidated financial statements. For a detailed discussion on the application on these and other accounting policies see Note A to the consolidated financial statements included in this Annual Report. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and actual results could differ from these estimates. These judgments are based on our historical experience, terms of existing contracts, current economic trends in the industry, information provided by our customers, and information available from outside sources, as appropriate. Our critical accounting policies include:

Our revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104, "*Revenue Recognition in Financial Statements*" issued by the Securities and Exchange Commission. Revenue is recognized at the time product is shipped and title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed and collectibility of the related receivable is reasonably assured. We established allowances to cover anticipated doubtful accounts and sales returns based upon historical experience.

Inventories are valued at the lower of market or cost. Cost is determined on the first-in first-out method. We have recorded a reserve for obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Management reviews the reserve quarterly.

We currently have a foreign tax credit carryforward and deferred tax assets resulting from deductible temporary differences, which will reduce taxable income in future periods. We had previously provided a valuation allowance on the deferred tax assets associated with the future tax benefits such as foreign tax credits, foreign net operating losses, capital losses and net operating losses. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses and losses in recent years. Cumulative losses weigh heavily in the overall assessment. As a result of management's assessment, the allowance previously provided to offset tax benefits associated with net operating loss carryforwards and other deferred tax assets at March 31, 2007 has been reduced to zero.

We are subject to lawsuits and other claims, related to patents and other matters. Management is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue with the assistance of outside legal counsel. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

**Recently Issued Accounting Pronouncements**

In May 2006, the FASB issued Statement 154, Accounting for Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and Statement 3, Reporting Accounting Changes in Interim Financial Statements, and provides guidance on the accounting for and reporting of accounting changes and error corrections. Statement 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, Statement 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2006. The Company will adopt Statement 154 beginning April 1, 2007 and does not foresee any changes to its financial statements.

**Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements:** In September 2006, the U.S. Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108 (SAB 108), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB 108 eliminates the diversity of practice regarding how public companies quantity financial statement misstatements. It establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement discloses, SAB 108 must be applied to annual financial statements for their first fiscal year ended after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company's financial condition or results of operations.

**Fair Value Measurements:** In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurement (SFAS 157).* This standard clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for



fiscal years beginning after November 15, 2007. The Company has not yet determined the impact that the implementation of SFAS 157 will have on its results of operations or financial condition.

**Accounting for Uncertainty in Income Taxes:** In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,* which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognizes in its financial statements the impact of a tax position if that position is more likely than not to be sustained upon audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently reviewing the impact of adopting the provisions of FIN 48.

**The Fair Value Option for Financial Assets and Financial Liabilities:** In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* including an amendment of FASB Statements No. 115 (SFAS No. 159). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The effect, if any, of adopting SFAS No. 159 on the Company's financial position and results of operations has not been finalized.

**Quantitative and Qualitative Disclosures About Market Risk**

Our principal financial instrument is our Factoring Agreement which provides for interest at the factor's prime rate (8.25% at March 31, 2007). We are affected by market risk exposure primarily through the effect of changes in interest rates on amounts payable by us under our Factoring Agreement. A significant rise in the prime rate could materially adversely affect our business, financial condition and results of operations. At March 31, 2007 and during the fiscal year then ended, we had $2,254,966 principal outstanding under the facility. We do not utilize derivative financial instruments to hedge against changes in interest rates or for any other purpose.



UNIVERSAL®
SECURITY INSTRUMENTS, INC.

7-A Gwynns Mill Court
Owings Mills, Maryland 21117 USA
Telephone: (410) 363-3000
FAX: (410) 363-2218

**Visit Us on the Web! www.universalsecurity.com**


AMERICAN
STOCK EXCHANGE
LISTED
UUU




USI
Founded
in
1969

END